FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________________ to____________________________.

Commission file number 1-10945

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

OCEANEERING RETIREMENT INVESTMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OCEANEERING INTERNATIONAL, INC.
5875 North Sam Houston Parkway West, Suite 400
HOUSTON, TEXAS 77086

Oceaneering Retirement Investment Plan
Form 11-K
INDEX

            Report of Independent Registered Public Accounting Firm

            Statements of Net Assets Available for Benefits

            Statement of Changes in Net Assets Available for Benefits

            Notes to Financial Statements

            Supplemental Schedule:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

            Signature

                Exhibit Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the U.S. Benefits Administrative Committee of the
Oceaneering Retirement Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Oceaneering Retirement Investment Plan (the Plan) as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained Schedule H, Line 4i – schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.
We have served as the Plan’s auditor since 2014.
Houston, Texas
June 26, 2026
harperpearson.com

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024

Investments, at fair value	$746,839,984	$654,640,106
Investments, at net asset value	156,692,285	160,111,023
Total investments	903,532,269	814,751,129

Receivables:
Employer contributions	697,596	438,641
Notes receivable from participants	13,759,290	13,383,725
	14,456,886	13,822,366

Net assets available for benefits	$917,989,155	$828,573,495

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED December, 31, 2025

Additions:
Dividend and interest income	$33,394,809
Interest income on notes receivable from participants	1,086,920
Net appreciation in fair value of investments	64,956,016
Contributions:
Participant contributions	40,054,406
Employer contributions	25,627,603
Participant rollovers	6,552,382

Total contributions	72,234,391

Total Additions	171,672,136

Deductions:
Distributions	(81,824,903)
Administrative expenses	(431,573)

Total Deductions	(82,256,476)

Net increase in net assets available for benefits	89,415,660
Net assets available for benefits, beginning of year	828,573,495
Net assets available for benefits, end of year	$917,989,155

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1. The Plan and Trust

The following description of the Oceaneering Retirement Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees who have completed three months of service (except employees who are paid exclusively on payrolls other than United States payrolls and temporary employees as defined in the Plan) with Oceaneering International, Inc. ("Oceaneering") and its subsidiaries.

Oceaneering is the sponsor of the Plan as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Fidelity Management Trust Company ("Fidelity") has served as the trustee of the Plan since January 1, 2019.

The U.S. Benefits Administrative Committee (the “Administrative Committee”) is the Plan administrator and the ERISA named fiduciary of the Plan. The Administrative Committee currently consists of six persons appointed by the Board of Directors of Oceaneering. Audit fee expenses associated with the Plan's financial statements are paid by the Plan. Participant loan fees are paid from the account of the participant requesting the loan and are classified as administrative expenses. Any expense incurred in connection with the purchase and sale of securities for Plan funds are paid by the Plan and netted against investment income. All other expenses of the Plan are paid by the Plan.

Participants have the option of investing their contributions among a money market fund, four common/collective funds and various mutual funds.

Effective August 1, 2025, the Plan discontinued offering the Oceaneering International, Inc. common stock fund (which consists of Oceaneering International, Inc. common stock ("Oceaneering Stock") as an investment option to participants for future contributions or transfers. Participants have the choice to keep their existing balance in the Oceaneering Stock fund or transfer it to another available option within the Plan. If a participant does not actively select a new investment for future contributions, they will automatically be directed to the plan’s Qualified Default Investment Alternative ("QDIA"), which is the Target Date Fund, selected based on the participant's projected retirement age.

Participants may elect to receive, in their Plan accounts, a cash distribution attributable to dividends paid with respect to Oceaneering Stock held in their Plan accounts or to have such dividends reinvested in Oceaneering Stock. In the absence of an election, dividends are reinvested in Oceaneering Stock. Oceaneering's Board of Directors has not declared quarterly dividends since 2017; however, they review Oceaneering's dividend position on a quarterly basis. The payment of future dividends will depend on Oceaneering's results of operations, financial condition, cash requirements, future business prospects, contractual and indenture restrictions and other factors deemed relevant by Oceaneering's Board of Directors.

Participants may contribute, on a pre-tax or Roth after-tax basis, up to 80% of their compensation, as defined in the Plan document, per plan year up to the maximum deferrable amount allowed by the Internal Revenue Code of 1986, as amended (the "Code"). Eligible employees who have not made an election to defer a portion of their compensation, or have not affirmatively elected not to defer any of their compensation, are automatically enrolled in the Plan following three months of employment, and 3% of their compensation is contributed to the Plan. Their Plan accounts are invested in the American Funds Target Date Fund (the “Target Date Fund”) based on the participant's date of birth unless and until the participant directs otherwise. Absent an election to cease deferrals or contribute a different percentage, the participant's contribution level increases by 1% each year thereafter until it reaches 6%.
Oceaneering's employer matched contribution amount is equal to 100% on the first 6% of participants' eligible compensation contributed to the Plan. During the periods presented, Oceaneering's matching contributions have been made in cash and have been deposited directly into the fund options chosen by the participants for the investment of their pre-tax deferrals or Roth after-tax contributions to the Plan or the applicable Target Date Fund.
The Plan provides that each fund's income (loss) shall be allocated daily to the individual participants in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions.

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan maturities may not exceed five years, unless the loan is used to acquire a principal residence. The loan maturities for the purchase of a principal residence may not exceed 10 years. Loans are secured by the balance in the applicable participant's account. All loans bear a commercially reasonable rate of interest, which the employer has determined to be the prime rate as published by Reuters plus 1.0%. Interest rates for loans range between 2.9% and 9.5% as of December 31, 2025. Principal and interest are paid through payroll deductions.

The Plan pays lump-sum benefits or installment payments on retirement, death or termination of employment. In-service withdrawals may be made by a participant who has attained age 59½ or is disabled. The Plan also permits hardship distributions. The Plan permits partial distributions on termination of employment.
The Plan provides that the entire amount of participant contributions and related earnings is fully vested, and that employer contributions and related earnings vest according to the following schedule:

Years of Service	Vested Percentage
Less than two	0%
At least two	100%

Upon termination of employment for any reason prior to age 55, other than due to death or disability, the non-vested portion of a participant's employer contribution account is forfeited on the earlier of (a) the last day of the plan year in which the participant incurs five consecutive 1-Year Breaks in Service (as defined in the Plan) or (b) the date the participant receives a distribution of his or her entire vested account balance. The amount of any forfeiture, including income attributable thereto, will be used to reduce subsequent employer contributions under the Plan. The Plan provides for reinstatement of forfeitures pursuant to a specific formula for participants who are reemployed prior to incurring five consecutive 1-Year Breaks in Service.

Included in net assets available for benefits at December 31, 2025 and 2024, respectively, were forfeitures in the amount of $741,831 and $728,775. For the year ended December 31, 2025 and 2024, forfeitures of $459,950 and $700,000, respectively, were used to reduce employer matching contributions.

Oceaneering may amend or modify the Plan at any time, except that no amendment or modification may have the effect of transferring to Oceaneering or any participating employer any interest or ownership of the Plan's net assets or of permitting the Plan's net assets to be used for purposes other than the exclusive benefit of the participants. No amendment shall decrease the account of any participant, and no amendment may change the Plan's vesting schedule, unless each participant having not less than two years of service is permitted to elect to have the vested portion of his or her account computed under the Plan without regard to the amendment. On any termination of the Plan, each participant for whom the Plan is terminated would be 100% vested in all accounts and would receive benefits under the Plan based on his or her account balances accumulated to the date of the termination of the Plan, including the full amount of shares of Oceaneering Stock and cash then credited to his or her account. Any administrative costs or expenses incurred incident to the final liquidation of the Plan will be paid by Oceaneering, except that in the case of bankruptcy or insolvency of Oceaneering, such expenses would be paid by the Plan.

2. Accounting Policies

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The records of the Plan are maintained on a cash basis of accounting and are converted to the accrual basis using information provided by the Plan trustee. Benefit payments are recorded when paid.

Certain amounts in the prior year investment funds have been reclassified to conform with the current year presentation. These reclassifications had no effect on total net assets available for benefits.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are accrued on the ex-dividend date.

Certain investments are carried at fair value. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement,” includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities;

Level 2 - Inputs, other than quoted prices in active markets for identical assets and liabilities, that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•quoted prices for similar assets and liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in markets that are not active;
•observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);
•inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own determinations about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan has no assets measured by Level 2 or Level 3 of the fair value hierarchy.

3. Investment Valuations

Plan investments fair values by asset category consisted of the following instruments:

	December 31, 2025		December 31, 2024
	Level 1	Total	Level 1	Total

Investments measured at fair value:
Mutual funds	$632,598,428	$632,598,428	$524,249,567	$524,249,567
Company stock fund	94,857,696	94,857,696	116,718,835	116,718,835
Money market fund	19,383,860	19,383,860	13,671,704	13,671,704
Total investments measured at fair value	$746,839,984	$746,839,984	$654,640,106	$654,640,106

Common collective trust funds measured at net asset value (1)		156,692,285		160,111,023
Total investments		$903,532,269		$814,751,129

(1)	Investments that are measured at net asset value ("NAV") per unit have not been classified in the fair value hierarchy. The fair value amounts in the table above are intended to provide reconciliation of the fair value hierarchy to the Statement of Net Assets Available for Benefits.

Fair Value - The following is a description of the valuation methodologies used for certain investments measured at fair value. There have been no changes in the methodologies used during 2025 and 2024.

•Mutual funds: Valued at the quoted net asset value of shares held by the Plan at the financial statement date reported on an active market. Mutual funds are categorized as Level 1 investments;

•Company stock fund: Oceaneering shares are valued based on quoted market price at the financial statement date, as reported on the New York Stock Exchange. Oceaneering Stock is categorized as a Level 1 investment. The balance of the fund is in cash or cash equivalents; and

•Money market fund: The Vanguard Treasury Money Market Fund seeks to maintain a constant net asset value of $1 per unit and is valued at the quoted net asset value of shares held by the Plan at the financial statement date reported on an active market. Money market funds are categorized as Level 1 investments.

There were no significant transfers between fair value hierarchy levels during 2025. Certain investments previously classified within Level 1 and amounting to $120,458,981 at December 31, 2024, were subsequently measured using NAV as a practical expedient.

Common Collective Trust Funds - Investments measured at fair value using the NAV per share as a practical expedient were as follows:

	December 31,		Unfunded	Redemption	Redemption
	2025	2024	Commitments	Frequency	Notice Period

Galliard Stable Return Fund Q	$33,864,608	$39,652,042	None	Daily	None
T. Rowe Price Blue Chip Growth Trust	80,738,333	71,175,261	None	Daily	None
T. Rowe Price U.S. Mid-Cap Value Equity Trust (Class D)	22,261,386	24,848,235	None	Daily	None
T. Rowe Price New Horizons Trust (Class A)	19,827,958	24,435,485	None	Daily	None
Total investments measured at fair value using NAV	$156,692,285	$160,111,023

The Galliard Stable Return Fund Q invests all of its assets in the Galliard Stable Return Fund Core (the "Master Fund"), a common collective fund sponsored by Allspring Global Investments. The Master Fund is offered exclusively to defined contribution retirement plans and government deferred compensation plans. The Master Fund primarily invests in investment contracts, such as traditional guaranteed investment contracts ("GICs"), security backed investment contracts ("Synthetic GICs") and separate account GICs. All of the asset-backed contracts held in the common collective trust are fully participating contracts. In a fully participating contract, the asset and liability risks may be transferred from a protective contract issued by a bank or insurance company, referred to as a "wrap," to the common collective trust in the event of a termination or non-participant-directed withdrawal, transfer or loan. The wrap provider may terminate the contract and settle at an amount different from the contract value if the wrap provider of the common collective trust is unable to meet the terms of the wrap contract. The likelihood of such events happening is not probable.

T. Rowe Price Blue Chip Growth Trust seeks long-term capital appreciation by investing primarily in large-cap, high-quality companies with strong market positions and growth prospects. The portfolio emphasizes established “blue chip” stocks demonstrating consistent earnings growth and financial strength.

T. Rowe Price U.S. Mid-Cap Value Equity Trust (Class D) aims to provide long-term capital appreciation by investing in mid-cap companies that are considered undervalued relative to their intrinsic worth. The fund focuses on companies with solid fundamentals, attractive valuations, and potential for improved performance.

T. Rowe Price New Horizons Trust (Class A) is designed to achieve long-term capital growth by investing in small and mid-cap companies with significant growth potential. The portfolio targets innovative businesses and emerging leaders in their respective industries.

The NAV for the common collective trust funds, as provided by the Plan trustee, is used as a practical expedient to estimate fair value of participation units held by the Plan at the end of the year in the common collective trust funds. The NAV is based on the fair value of the underlying investments, less its liabilities. Since the NAV per share practical expedient is used to value these investments, they are not classified in the fair value hierarchy.

4. Risks and Uncertainties

The Plan provides for various investments in the Oceaneering Stock fund, common/collective funds, mutual funds and money market funds. Investment securities, in general, are exposed to various risks, including, among others, interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts recorded in the Statements of Net Assets Available for Benefits, Statement of Changes in Net Assets, and participant account balances.

5. Related-Party Transactions
Certain investments of the Plan are managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, these transactions are party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in Oceaneering Stock. Because Oceaneering is the Plan sponsor, transactions involving Oceaneering Stock are party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA pursuant to an exemption set forth in those rules.

6. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") dated January 21, 2015 stating that the Plan is qualified under Section 401(a) of the Code and that the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan, as amended, has been designed and is being operated in compliance with the applicable requirements of the Code.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken on behalf of the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2025, there are no uncertain positions taken or expected to be taken. No interest or penalties related to uncertain tax positions have been recognized on behalf of the Plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Reconciliation of Financial Statements to Form 5500

At December 31, 2025 and 2024, there were no reconciling items from the financial statements to Form 5500.

8. Subsequent Events

The Plan's administrator evaluated subsequent events from December 31, 2025 through June 26, 2026, the date these financial statements were issued. During this period, there have been no other significant subsequent events that require adjustments to or disclosure in the financial statements as of December 31, 2025, or for the year then ended.

Oceaneering Retirement Investment Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 95-2628227 PN: 003
December 31, 2025

		(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(e) Current Value
*	Oceaneering International, Inc. Common Stock	3,947,022 shares and cash	$94,857,696
**	Galliard Stable Return Fund Q	Common/Collective Fund	33,864,608
**	T. Rowe Price Blue Chip Growth Trust	Common/Collective Fund	80,738,333
**	T. Rowe Price U.S. Mid-Cap Value Equity Trust (Class D)	Common/Collective Fund	22,261,386
**	T. Rowe Price New Horizons Trust (Class A)	Common/Collective Fund	19,827,958
	Vanguard Treasury Money Market Fund	Money Market	19,383,860
	Carillon Eagle Mid Cap Growth Fund Class I	Mutual Fund	17,883,019
	American Funds Europacific Growth Fund	Mutual Fund	16,228,679
	American Funds American Balanced Fund R6	Mutual Fund	20,647,015
	DFA Global Real Estate Securities Port	Mutual Fund	1,538,798
	Victory Sycamore Small Company Opportunity Fund Class Y	Mutual Fund	6,051,596
	Hotchkis & Wiley High Yield I	Mutual Fund	2,099,949
	MFS Value Fund R4	Mutual Fund	13,990,209
*	Fidelity Mid Cap Index Fund	Mutual Fund	17,827,551
*	Fidelity Small Cap Index Fund	Mutual Fund	12,416,539
*	Fidelity 500 Index Fund	Mutual Fund	117,764,034
*	Fidelity U.S. Bond Index Fund	Mutual Fund	7,606,970
*	Fidelity Total International Index Fund	Mutual Fund	7,037,832
	Vanguard Total International Bond Index Fund Admiral Shares	Mutual Fund	709,574
	Vanguard Inflation-Protected Securities Fund Admiral Shares	Mutual Fund	1,581,321
	Frost Total Return Bond Fund Institutional Shares	Mutual Fund	13,709,263
	American Funds 2010 Target Date Retirement Fund Class R6	Mutual Fund	2,960,798
	American Funds 2015 Target Date Retirement Fund Class R6	Mutual Fund	3,055,741
	American Funds 2020 Target Date Retirement Fund Class R6	Mutual Fund	13,012,432
	American Funds 2025 Target Date Retirement Fund Class R6	Mutual Fund	12,338,877
	American Funds 2030 Target Date Retirement Fund Class R6	Mutual Fund	64,081,306
	American Funds 2035 Target Date Retirement Fund Class R6	Mutual Fund	37,590,705
	American Funds 2040 Target Date Retirement Fund Class R6	Mutual Fund	77,969,741
	American Funds 2045 Target Date Retirement Fund Class R6	Mutual Fund	37,438,484
	American Funds 2050 Target Date Retirement Fund Class R6	Mutual Fund	77,758,156
	American Funds 2055 Target Date Retirement Fund Class R6	Mutual Fund	23,083,104
	American Funds 2060 Target Date Retirement Fund Class R6	Mutual Fund	17,863,314
	American Funds 2065 Target Date Retirement Fund Class R6	Mutual Fund	8,353,421
	Total investments		903,532,269

*	Participant loans	Interest rates ranging from 2.9% to 9.5% with varying maturity dates	13,759,290

	Total investments and participant loans		$917,291,559

*	Party-In-Interest
**	Valued at net asset value

Note: Column (d) is not required for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    OCEANEERING RETIREMENT INVESTMENT PLAN

Date: June 26, 2026     By: /s/ HOLLY D. KRIENDLER
        Holly D. Kriendler
Chair, U.S. Benefits Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Harper & Pearson Company, P.C., Independent Registered Public Accounting Firm
101.INS	Inline XBRL Instance Document - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)